THOR

DRIVING FOR EXCELLENCE

ANNUAL REPORT
25th Anniversary
1980 – 2005

Driving for Excellence for 25 Years!

THOR INDUSTRIES, INC.



2500
2000
1500
1000
500
250
0
Recognition
Expansions
Financial
Growth
History
○Sales ○Net Income ○Equity
($ millions)
○RV Industry Shipments
(thousands)
1979 - 1980
Iranian Revolution
American hostages taken.
Interest rates reach 21%.
RV industry declines
into depression.
July 31, 1981
Sales $26 million
NBT $1 million
$13 million turnaround
August, 1981
Acquired Long Bell Cabinets
August 29, 1980
Wade Thompson & Peter Orthwein
found Thor with acquisition of
Airstream & Morgan Yacht
January, 1981
Iran hostages freed &
Reagan becomes President
1977
1978
1979
1980
1981

THOR INDUSTRIES, INC.

Driving for Excellence for 25 Years!

)Cash

Fiscal 1986
Business Week ranks Thor 23rd out of 100 companies in its listing of "Hot Growth Companies, Annual Ranking of the 100 Best Small Companies".
OTC Review ranks us 4th out of 4,300 OTC companies in "The 100 Most profitable NASDAQ Companies".

November 3, 1986
Forbes magazine ranks Thor 6th out of "The 200 Best Small Companies in America"

May, 1987
Money Magazine names Airstreams as one of the "99 Things That, Yes, Americans Make Best"


99 Things That, Yes, Americans Make Best

March, 1983
Sold Long Bell

March 28, 1986
3-for-2 stock split

July 31, 1983
Morgan Yacht divested

January 11, 1984
Thor goes public, selling 800,000 shares


Thor Industries, Inc.

August 29, 1986
Thor lists on the New York Stock Exchange



Fiscal 199(
Thor was only major pub
to show an increase in sal

January, 1989
Traveleze consolidated into Okanagan

November, 1982
Acquired Citation-Corsair & General Coach

September 8, 1988
Acquired ElDorado



November 3, 1986
Thor pays first quarterly cash dividend of 3¢ per share.

June 3, 1985
Acquired Establishment

October 19, 1987
Stock market drops 508 points.

December 2, 1985
Acquired Traveleze

November 27, 1986
Acquired Okanagan

1983 **1984** **1985** **1986** **1987** **1988** **1989** **1990**



June, 1992
Four Thor products named "Best Buys" by Consumer Digest
May, 1991
Sold Okanagan Manufacturers
March, 1996
Start-up of CAT joint venture
May 12, 1992
3-for-2 stock split & dividend increased by 50%
June 1, 1992
Acquired Four Winds
July 23, 1992
Issued 1,200,000 shares in public offering
April 6, 1998
3-for-2 stock split
intro
RV company
and earnings.
September, 1998
Sold Thor West
February 6, 1998
Acquired Champion
November 1, 1991
Acquired National
1995
Acquired Komfort
1997
ElDorado National 25,000th Bus
May 31, 1991
Acquired Dutchmen
1994
Start-up of Thor Credit
1995
Acquired Skamper
1995
Start-up of Aerolite
1998
Sold Henschen Industrial
1996
Start-up of Thor California
August 24, 1992
Hurricane Andrew
Gulf War begins
991
1992
1993
1994
1995
1996
1997
1998

Sales hit $2.5 billion

May, 2000
Bloomberg lists Thor as one of
8 out of 370,000 companies
to meet Warren Buffet's investment criteria

January 10, 2000
Forbes Platinum 400 list

2001
Komfort 100,000 sq. ft. facility

2000
Four Winds 162,000 sq. ft.
Class A expansion

1999
Dutchmen
?,000 sq. ft.
expansion

2001
ElDorado National Kansas
250,000 sq. ft. facility

November 1999
Drive Against Prostate Cancer
...ed at RVIA show in Louisville, KY



November 9, 2001
Keystone merger


BUSINESS
9,075.14
Thor acquisition to create RV giant

July 8, 2002
2-for-1 stock split

November 6, 2002
World's first hybrid fuel cell
zero-emissions bus
placed into revenue service



June, 2002
Airstream's 50th Anniversary
in Jackson Center

September 11, 2001
Terrorist attack

November, 2003
RV Business
cover story


RVBusiness
Special:
Wade Thompson

September 2, 2003
Acquired Damon & Breckenridge

March 21, 2003
Iraq War begins

April 1, 2004
Standard & Poor
Mid Cap 400

March 27, 2004
Forbes "Lord of the
Rigs" cover story


Forbes
LORD OF THE RIGS

January 12, 2004
Forbes "Best Managed
Companies in America"

Keystone
sales hit $1 billion

January 26, 2004
2-for-1 stock split

April 14, 2004
Four Winds builds
Cruise America's 25,000th Motorhome

April 13, 2004
ElDorado National
opens 220,000 sq. ft.
bus plant in Riverside, CA

March 26, 2004
Keystone produces 20,000th Montana

November 1, 2004
Acquired Crossroads

September 13, 2004
Fortune - "100 Fastest
Growing Companies" and 1 of 7
stocks to buy now


FORTUNE
FASTEST
GROWING

February 28, 2005
Fortune - Thor one
of "America's Most
Admired Companies"

April 18, 2005
Fortune - Thor leads
Motor Vehicles &
Parts group
return on assets,
E.P.S. growth,
increase in employees

August 2005
Industry Week ranks
Thor 1 of 50 best U.S.
manufacturers

August 2005
Morningstar rates Thor A in growth,
A+ in profits, and A in financial health

August 2005
Fortune again rates
Thor a "buy" now

June, 2005
Four Winds opens
200,000 sq. ft. diesel plant

May 27, 2005
Acquired
Goshen Coach

Drive Against Prostate Cancer
30,000 free screenings, 2,000 estimated lives saved

June 2005
Four Winds #1 in Class Cs

Keystone opens
19th plant

June, 2005
Industry Week ranks Thor
among the world's
1000 largest
manufacturing companies

1931-2006
Airstream
75th Anniversary

2000 2001 2002 2003 2004 2005 2006

DRIVING FOR EXCELLENCE


RAPTOR

Raptor *by Keystone*



Mandalay *by Four Winds*



Tuscany *by Damon*


DENALI
DENALI

Denali *by Dutchmen*


CRUISER
CRUISER

Cruiser *by CrossRoads*


AIRSTREAM

International CCD *by Airstream*

THOR

DRIVING FOR EXCELLENCE

Thor was founded 25 years ago with the acquisition of Airstream on August 29, 1980, and we have been driving for excellence ever since.

We trace our history to the founding of Airstream 75 years ago. Through world-class quality, excellent aerodynamics, and their distinctive aluminum body and profile, Airstream travel trailers are the most renowned recreation vehicles in the world. Airstream's 40 year association with America's space program demonstrates the company's unwavering commitment to quality vehicles using state-of-the-art materials and construction. Every astronaut has ridden in specially equipped Airstream Astrovans commissioned by NASA for use at the Kennedy Space Center.

Our major RV brands include Airstream, Land Yacht, Keystone, Montana, Cougar, Sprinter, Hornet, Springdale, Outback, Dutchmen, Denali, Four Winds, Mandalay, Hurricane, Infinity, Fun Mover, Aerolite, Chateau, Citation, General Coach, Komfort, Wanderer, Tahoe, Jazz, Damon, Challenger, and Daybreak. Buses built by ElDorado National, Champion and Goshen Coach are sold under model names such as Aerotech, Escort, MST, Transmark, E-Z Rider, Axess, Versashuttle, Amerivan, Challenger, Contender, General, Brigadier, CTS, EZ-Trans, EuroShuttle, Sentinel and GCII.

We have over 8,000 employees, 26 RV plants and 4 bus plants in the United States and 2 RV plants in Canada. We are listed on the New York Stock Exchange under the symbol THO.

E.P.S. ($)



2.5
2.0
1.5
1.0
0.5
0.0
$.64
$.75
$.56
$.94
$1.38
$1.85
$2.15
'99
'00
'01
'02
'03
'04
'05

Stockholders' Equity ($ millions)



600
500
400
300
200
100
0
$165
$195
$220
$335
$415
$512
$597
'99
'00
'01
'02
'03
'04
'05

FINANCIAL HIGHLIGHTS

($000, except per share)	2005	2004	2003	2002	2001	2000
Net sales	$ 2,558,351	$ 2,187,739	$ 1,571,404	$ 1,245,300	$ 821,728	$ 910,079
Gross profit	$ 339,766	$ 300,537	$ 222,267	$ 157,067	$ 89,808	$ 113,265
Income before taxes	$ 193,610	$ 168,220	$ 126,244	$ 81,827	$ 43,287	$ 60,873
Net income	$ 121,767	$ 106,085	$ 78,631	$ 51,182	$ 26,722	$ 36,119
Stockholders' equity	$ 597,387	$ 511,604	$ 414,822	$ 334,619	$ 219,946	$ 195,204
Return on beginning stockholders' equity	24%	26%	23%	23%	14%	22%
Cash & investments	$ 208,815	$ 199,166	$ 172,233	$ 117,815	$ 107,193	$ 77,963
Working capital	$ 275,228	$ 256,197	$ 190,690	$ 134,318	$ 150,697	$ 138,909
Current ratio	2.11	2.06	2.01	1.86	2.73	2.61
Capital expenditures	$ 47,670	$ 26,940	$ 27,264	$ 7,484	$ 17,198	$ 13,908
Depreciation and amortization	$ 10,775	$ 8,455	$ 6,385	$ 5,225	$ 4,942	$ 4,677
Total assets	$ 857,879	$ 762,587	$ 608,941	$ 497,503	$ 309,067	$ 282,131
Per share amounts:						
Net income	$ 2.15	$ 1.85	$ 1.38	$ .94	$ .56	$ .75
Book value per common share	$ 10.54	$ 8.95	$ 7.25	$ 5.87	$ 4.62	$ 4.07

Sales ($ millions)



3000
2500
2000
1500
1000
500
0
$822
$910
$822
$1245
$1571
$2188
$2558
'99
'00
'01
'02
'03
'04
'05

Net Income ($ millions)



150
120
90
60
30
0
$30.8
$36.1
$26.7
$51.2
$78.6
$106.1
$121.8
'99
'00
'01
'02
'03
'04
'05

DEAR FELLOW STOCKHOLDERS:

Your company, in its 25th year, our silver anniversary, achieved gold results that once again surpassed all other companies in our two industries.

Sales, net income and E.P.S. were each records and we completed two acquisitions, one in recreation vehicles, the other in bus, to further enhance our leadership position.

We now sell over 27% of units sold in the recreation vehicle industry and about 44% of units sold in the small and mid-size bus industry. Each of our industries was characterized by extreme price pressure from desperate competitors, several of which are incurring large losses.

The RV industry softened from its 25 year shipment record in 2004, especially in motor homes, which declined 13% in the first 9 months of calendar 2005. Industry shipments of towables (travel trailers and fifth wheels), which account for about 68% of our revenues, increased 9% in that period. Historically, towables have been the fastest growing, most stable segment of the RV industry and this year account for 79% of industry unit shipments, up from 59% in 1999 and 69% in 2004. The mid-size bus industry was up 14% in the first 6 months of calendar 2005, after an increase of 9% in 2004.


THOR
25 years DRIVING FOR EXCELLENCE
THO
NYSE
Wade F. B. Thompson (left), Chairman, President and Chief Executive Officer, and Peter B. Orthwein, Vice Chairman and Treasurer at the New York Stock Exchange. Thor's Drive Against Prostate Cancer vehicle appears on the left. The Drive has provided over 35,000 free cancer screenings.

Highlights of fiscal 2005, the most successful by far in your company's history, were:

- We increased sales 17% to a record $2.56 billion, up from $2.19 billion last year.
- We increased net income 15% to a record $121.8 million, up from $106.1 million last year. Basic earnings per share were a record $2.15, up 16% from $1.85 last year.
- We purchased CrossRoads RV, a fast-growing, highly profitable builder of travel trailers and fifth wheels for approximately $28 million. CrossRoads is expected to have sales of over $100 million in its first 12 months as part of Thor.
- RV sales were a record $2.31 billion, up 17% from $1.97 billion last year. Bus sales were $249.9 million, up 16% from $214.7 million in the prior year.
- To celebrate our 25th year, we declared a one-time special dividend of 25¢ per share, payable on August 5, 2005. We also increased our regular dividend 66%, from 3¢ to 5¢ per quarter, first payable on October 4, 2005.
- We spent a record $48 million on capital projects to satisfy increasing demand and to improve quality, efficiency, and working conditions for our employees.

We were recognized by Fortune magazine (March 7, 2005) as one of America's Most Admired Companies. Companies are judged on: innovation, quality of management, financial soundness, use of corporate assets, long-term investment, people management, social responsibility, and quality of products/services. We were the only RV company named in The Wall Street Journal's (February 28, 2005) Shareholder's Scoreboard. Thor's one year return was 32.3%. Our compound annual returns over 3, 5, and 10 years were 59.1%, 37.6%, and 28.0% respectively. We were named by Industry Week (August 2005) as one of the 50 Best U.S. Manufacturers. Morningstar Inc., a leading provider of independent investment research, rated Thor A in growth, A+ in profitability, and A in financial health, the only company in our category to receive all A grades.

We reorganized our management team to accelerate our growth and leadership. Richard (Dicky) Riegel, President of Airstream, was promoted to Group President of Thor, with the following recreation vehicle companies reporting to him: Airstream, Thor California, Komfort, CrossRoads, General Coach-Oliver and Hensall, and Breckenridge. Robert Wheeler was promoted to President and CEO of Airstream. At CrossRoads RV, Mark Lucas was promoted to General Manager. Robert Thompson was named President and CEO of Thor California. At Champion Bus, John Resnik was appointed Vice President and General Manager, and Roger Faulkner was named Vice President and General Manager of General Coach-Hensall. Dan Daniels was named General Manager of newly acquired Goshen Coach. Michael Stout was named Vice President of Thor and Bette Clark was promoted to Director, Thor Purchasing.

Our goal is to continue to expand our leadership in our two industries. Our retail RV sales were up 14% for the nine months ended September, to nearly 75,000 vehicles. Our retail sales have shown substantial strength in the last 5 months. We have started fiscal 2006 well. Sales are up 21% in August and September, and our backlog on September 30 was $524 million, up 35% from last year.

Wade F.B. Thompson,
Chairman, President and Chief Executive Officer

Peter B. Orthwein,
Vice Chairman and Treasurer



Our management team gathered at the New York Stock Exchange on August 29, 2005, on the occasion of our 25th anniversary for a review of Thor's past and planning for the future.

RECREATION VEHICLES

THE INDUSTRY

The RV industry softened in 2005 after a 25 year record high for unit shipments in 2004. Travel trailer and fifth wheel shipments, which account for 68% of our sales, are up 9% through September, 2005, while motor home shipments are down 13%.

Towables (travel trailers and fifth wheels) have increased from 59% of industry shipments in 1999 to 69% in 2004 and are 79% of shipments in 2005 through September. We continue to focus on towables, the fastest growing, most stable segment of the market, while at the same time profitably increasing our market share in motor homes. This strategy sets us apart from all other RV manufacturers and has enabled us to achieve over 27% of all RVs sold to retail customers.

Despite industry softness, our retail sales are up 14% through September, 2005, to nearly 75,000 units, up 14% from 65,700 units last year. Our towables are up 15% and motor homes are up 5% through September, with exceptional strength in the last five months.

We have sold several thousand travel trailers through our dealers to Hurricane Katrina evacuees. Most of our companies donated cash and necessities. General Coach, Hensall, donated 25,000 pounds of clothing, toys, and necessities, and our Drive Against Prostate Cancer vehicle has been doing double duty as a mobile hospital for victims.

KEYSTONE

Keystone RV, Thor's largest company and the most successful company in the RV industry, once again achieved record sales and profits. Sales increased by 24% in the fiscal year, and market share grew from 18% to 20%. To keep up with demand, Keystone opened two new manufacturing facilities in Indiana and one in Oregon. In addition, a new state-of-the-art lamination facility in Indiana will greatly increase operating efficiency and provides a 50% increase in capacity.

FOUR WINDS

As Thor celebrates its 25th anniversary, Four Winds completed its 15th year in business with record sales. Construction of a new 194,000 square foot plant for diesel motorhomes was completed and the new Presidio joined the very successful Mandalay in Four Winds' diesel line-up. In addition, Four Winds expanded its offerings of gas-powered motorhomes with the Magellan, a high-end, luxury vehicle.

Cruise America, the largest motorhome rental operation in the US and Canada, purchased a record number of vehicles from Four Winds in fiscal 2005.

DUTCHMEN

Dutchmen had yet another record sales year and achieved a 30% growth in net income. A new pre-delivery inspection facility had a positive impact on overall product quality and customer satisfaction, while investment in facility and equipment upgrades has greatly improved productivity. A new internet-based system for parts, service and warranty transactions has streamlined dealer relations.

AIRSTREAM

Airstream, Thor's flagship company, is celebrating its 75th anniversary as Thor celebrates its 25th. Continuing its focus on quality and innovation, Airstream introduced a number of new models including its A-series motorhome, which strengthened its position in the higher-end diesel market, and the unique BaseCamp trailer, which promises to open Airstream to a new market segment.

DAMON

Damon underwent some restructuring for a stronger market focus. The result was the introduction of two new diesel motorhomes, which have proven very successful, and the expansion of Damon's dealer base with the addition of a good number of solid dealerships. Amongst Damon's innovations were a two-bedroom Class A motorhome and a diesel motorhome with a front kitchen.

THOR CALIFORNIA

Thor California achieved a major re-entry into the entry level market with two new trailers, Wave and Summit, which have been very successful. A heightened focus on meeting expectations for service, parts, product, and quality has reduced warranty costs.

KOMFORT

Komfort continues to be a major force in the Northwest and California with its blend of high quality and extremely high customer satisfaction. Komfort had the highest customer satisfaction rating and lowest warranty costs of any Thor RV builder.

GENERAL COACH

General Coach, our Canadian operations with plants in Ontario and British Columbia, completed its 55th year producing recreation vehicles. General Coach maintained its profitability and its reputation with its continued focus on quality and after-sales service. During fiscal 2005, General Coach began marketing park trailers in the northeastern region of the US.

BRECKENRIDGE

Breckenridge, the largest builder of park models, continued to improve its leadership position in that market segment by achieving a 26.4% market share. Park models are expected to grow in popularity.

CROSSROADS

Crossroads, the newest addition to the Thor family, was acquired in November, 2004. Since that time, Crossroads has introduced two very successful new products: the Zinger, an entry-level trailer, and the Cross Terrain, a luxury sport utility trailer. Crossroads finished fiscal year 2005 with a 54% increase in unit sales over the prior year.



The Zeppelin Z II is Keystone's very popular expandable ultra-lightweight travel trailer.

BUSES

THE INDUSTRY

With the recent acquisition of Goshen Coach we have increased our position as the largest small and mid size bus manufacturer in North America. We provide the most extensive selection of bus products through a countrywide dealer distribution system. Our product offering begins with a minivan and continues through a heavy-duty 40-foot low-floor transit bus.

Extremely competitive pricing characterized the industry which was up 9% in shipments for 2004 and is up 14% in the first six months of 2005. With the recent acquisition of Goshen Coach, we now have about 44% of the market.

ELDORADO NATIONAL

Our California operations shipped over 125 of its new 40-foot low-floor Axess buses to airport shuttle use in Florida and Arizona. Some of the Florida buses were powered with low-emission hybrid electric. We were again successful with a multi-year contract with CalTrans, the nation's largest transit operator, for 30-foot and under buses.

CHAMPION

Champion expanded its capacity to meet increasing demand and changed its top management team to take advantage of its many opportunities. It starts fiscal 2006 with a record backlog and recently successfully introduced a value-priced low-floor TransShuttle shuttle bus at the recent major industry show.

GOSHEN COACH

We acquired bankrupt Goshen Coach, Elkhart, IN., our largest competitor, giving us about 44% of the industry. We have moved Goshen Coach out of poorly organized facilities into a newly purchased, more efficient single plant and expect the company to be a positive profit contributor this year.


DIESEL · HYBRID ELECTRIC
FORT LAUDERDALE · HOLLYWOOD INTERNATIONAL AIRPORT
HYBRID

ElDorado National's 40-foot Diesel-Hybrid Electric Axess model dramatically reduces both engine noise and emissions.



The EuroShuttle by Goshen Coach, Inc. is their premier product.


ABC

Champion's M1000, built exclusively for ABC Bus Companies, Inc., the largest distributor of passenger coaches, offers top-of-the-line features and European styling in an affordable package.


ElDorado
National
Company

Transtech is ElDorado National's new value-priced bus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($000)

Executive Overview

We were founded in 1980 and have grown to be the largest manufacturer of Recreation Vehicles ("RV's") and small and midsize buses in North America. Our position in the travel trailer and fifth wheel segment of the industry (towables), with the acquisition of CrossRoads RV, gives us an approximate 31% market share. In the motorized segment of the industry we have an approximate 13% market share. Our market share in small and mid-size buses is approximately 44%. We have recently entered the 40-foot bus market with a new facility in Southern California designed for that product as well as our existing 30-foot and 35-foot buses.

Our growth has been internal and by acquisition. Our strategy has been to increase our profitability in North America in the recreation vehicle industry and in the bus business by improving our facilities, product innovation, opportunistic acquisitions and manufacturing quality products. We have not entered unrelated businesses and have no plans to do so in the future.

We rely on internally generated cash flows from operations to finance our growth although we may borrow to make an acquisition if we believe the incremental cash flows will provide for rapid payback. We have invested significant capital to modernize our plant facilities and have expended approximately $48,000 for that purpose in fiscal 2005.

Our business model includes decentralized operating units and we compensate operating management primarily with cash based upon profitability of the unit which they manage. Our corporate staff provides financial management, centralized purchasing services, insurance, legal and human resources, risk management, and internal audit functions. Senior corporate management interacts regularly with operating management to assure that corporate objectives are understood clearly and are monitored appropriately.

Our RV products are sold to dealers who, in turn, retail those products. Our buses are sold through dealers to municipalities and private purchasers such as rental car companies and hotels. We do not directly finance dealers but do provide repurchase agreements in order to facilitate the dealers obtaining floor plan financing. We have a joint venture, Thor Credit, operated by E*Trade, which provides retail credit to ultimate purchasers of any recreation vehicle purchased from a Thor dealer. This retail credit on recreation vehicles is not limited to Thor products only.

For management and reporting purposes, we segment our business into towable recreation vehicles, motorized recreation vehicles and buses.

Trends and Business Outlook

The most important determinant of demand for Recreation Vehicles is demographics. The baby boomer population is now reaching retirement age and retirees are a large market for our products. The baby boomer population in the United States is expected to grow five times as fast as the expected growth in the total United States population. We believe a primary indicator of the strength of the recreation vehicle industry is retail RV sales, which we closely monitor to determine industry trends.

Government entities are primary users of our buses. Demand in this segment is subject to fluctuations in government spending on transit. In addition, hotel and rental car companies are also major users of our small and mid-size buses and therefore airline travel is an important indicator for this market. The majority of our buses have a 5-year useful life, so many of the buses we sold in 1999 and 2000 will need to be replaced.

Fuel price fluctuations have not historically influenced our sales materially and we do not anticipate that modest increases in interest rates will have a significant negative effect on such sales.

Economic or industry-wide factors affecting our recreation vehicle business include raw material costs of commodities used in the manufacture of our product. Material cost is the primary factor determining our cost of products sold. Additional increases in raw material costs would impact our profit margins if we were unable to raise prices for our products by corresponding amounts without negatively affecting sales.

FISCAL 2005 VS. FISCAL 2004 ($000)

NET SALES	Fiscal 2005		Fiscal 2004		Change Amount	%
Recreation Vehicles						
Towables	$1,742,318		$1,433,997		$308,321	21.5
Motorized	566,138		539,010		27,128	5.0
Total Recreation Vehicles	2,308,456		1,973,007		335,449	17.0
Buses	249,895		214,732		35,163	16.4
Total	$2,558,351		$2,187,739		$370,612	16.9
# OF UNITS						
Recreation Vehicles						
Towables	88,471		78,644		9,827	12.5
Motorized	8,158		8,364		(206)	(2.5)
Total Recreation Vehicles	96,629		87,008		9,621	11.1
Buses	4,372		3,826		546	14.3
Total	101,001		90,834		10,167	11.2
GROSS PROFIT		% of Segment Net Sales		% of Segment Net Sales		
Recreation Vehicles						
Towables	$ 265,503	15.2	$ 227,199	15.8	$ 38,304	16.9
Motorized	52,993	9.4	53,190	9.9	(197)	(.4)
Total Recreation Vehicles	318,496	13.8	280,389	14.2	38,107	13.6
Buses	21,270	8.5	20,148	9.4	1,122	5.6
Total	$ 339,766	13.3	$ 300,537	13.7	$ 39,229	13.1
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES						
Recreation Vehicles						
Towables	$ 98,235	5.6	$ 81,665	5.7	$ 16,570	20.3
Motorized	28,314	5.0	25,065	4.7	3,249	13.0
Total Recreation Vehicles	126,549	5.5	106,730	5.4	19,819	18.6
Buses	13,463	5.4	11,132	5.2	2,331	20.9
Corporate	12,487	—	19,799	—	(7,312)	(36.9)
Total	$ 152,499	6.0	$ 137,661	6.3	$ 14,838	10.8
INCOME BEFORE INCOME TAXES						
Recreation Vehicles						
Towables	$ 168,574	9.7	$ 144,908	10.1	$ 23,666	16.3
Motorized	24,607	4.3	28,064	5.2	(3,457)	(12.3)
Total Recreation Vehicles	193,181	8.4	172,972	8.8	20,209	11.7
Buses	7,492	3.0	9,577	4.5	(2,085)	(21.8)
Corporate	(7,063)	—	(14,329)	—	7,266	50.7
Total	$ 193,610	7.6	$ 168,220	7.7	$ 25,390	15.1

CONSOLIDATED

Net sales and gross profit for fiscal 2005 were up 16.9% and 13.1% respectively compared to fiscal 2004. Income before income taxes for fiscal 2005 was up 15.1% compared to 2004. Selling, general and administrative expenses for fiscal 2005 increased 10.8% compared to fiscal 2004. The specifics on changes in net sales, gross profit, general and administrative expense and income before income taxes are addressed in the segment reporting below.

Corporate costs in selling, general and administrative were $12,487 for fiscal 2005 compared to $19,799 in fiscal 2004. This $7,312 reduction is primarily the result of lower legal costs and insurance claims in fiscal 2005 of approximately $9,861 offset by increased costs of Sarbanes-Oxley compliance of approximately $1,989.

Other income for fiscal 2005 increased due primarily to a $2,037 gain on the sale of our Thor America property.

Net sales and income before income taxes for fiscal 2005 included net sales and income before income taxes of $74,165 and $7,526 respectively, for CrossRoads RV acquired November 1, 2004 and net sales and loss before income taxes of $4,776 and $248 respectively, for Goshen Coach acquired May 27, 2005. The overall effective tax rate for fiscal 2005 was 37.1% compared to 36.9% for fiscal 2004.

SEGMENT REPORTING

RECREATION VEHICLES

Analysis of Percentage Change in Net Sales Versus Prior Year

		Impact from Internal Growth		
	Impact from Acquisitions	Average Price Per Unit	Units	Net Change
Recreation Vehicles				
Towables	5.2%	8.8%	7.5%	21.5%
Motorized	—	7.5%	(2.5)%	5.0%

TOWABLE RECREATION VEHICLES

The increase in towables net sales resulted from a combination of an increase in both average price per unit and unit shipments and our acquisition of CrossRoads RV. The increase in units sold of approximately 12.5% would be a 7.5% increase excluding CrossRoads. The overall industry increase in towables on a comparable basis was 7.3%. Increases in the average price per unit resulted from the combination of price increases and product mix.

Towables gross profit percentage decreased to 15.2% of net sales for fiscal 2005 from 15.8% of net sales for fiscal 2004. The primary factor for the reduced gross margin in 2005 was a $9.3 million decline in gross margin at our Thor California operation. Selling, general and administrative expenses were 5.6% of net sales for fiscal 2005 and 5.7% for fiscal 2004.

Towables income before income taxes decreased to 9.7% of net sales for fiscal 2005 from 10.1% of net sales for fiscal 2004. The primary factors for this reduction were reductions in gross margin as mentioned earlier.

MOTORIZED RECREATION VEHICLES

The increase in motorized net sales resulted primarily from an increase in average prices per unit. The decrease in units sold of approximately 2.5% outperformed the overall market decrease in motorhomes of 7.2%. Increases in the average price per unit resulted from the combination of price increases and product mix.

Motorized gross profit percentage decreased to 9.4% of net sales from 9.9% of net sales for fiscal 2004. The primary factor for the reduced gross margin in 2005 was lower unit sales. Selling, general and administrative expense increased to 5.0% of net sales for fiscal 2005 from 4.7% of net sales for fiscal 2004.

Motorized income before income taxes decreased to 4.3% of net sales for fiscal 2005 from 5.2% of net sales for fiscal 2004. The reduction was due primarily to lower gross margins on individual unit sales and higher selling general and administrative costs.

BUSES

Analysis of Percentage Change in Net Sales Versus Prior Year

	Impact from Acquisition	Impact from Internal Growth: Average Price Per Unit	Impact from Internal Growth: Units	Net Change
Buses	2.2%	4.3%	9.9%	16.4%

The increase in buses net sales resulted from a combination of an increase in both average price per unit and unit shipments and our acquisition of Goshen Coach. The increase in units sold of approximately 14.3% would have been 9.9% excluding Goshen Coach. The unit sales increases are indicative of an expected replacement cycle on our buses the majority of which have a 5 year useful life. In addition, replacement of many older buses was delayed due to decline in the travel industry subsequent to the 9/11 terrorist attacks.

Buses gross profit percentage decreased to 8.5% of net sales for fiscal 2005 from 9.4% of net sales for fiscal 2004 due to continuing discounts offered to achieve bus contracts in a very competitive market place. Selling, general and administrative expenses were 5.4% of net sales for fiscal 2005 and 5.2% for fiscal 2004.

Buses income before income taxes decreased to 3.0% of net sales for fiscal 2005 from 4.5% for fiscal 2004. The primary reason for the decrease is due to reduced gross margins as explained above.

ORDER BACKLOG

	As of July 31, 2005	As of July 31, 2004	Change Amount	%
Recreation Vehicles				
Towables	$ 202,177	$ 251,573	$ (49,396)	(19.6)
Motorized	133,924	108,991	24,933	22.9
Total Recreation Vehicles	336,101	360,564	(24,463)	(6.8)
Buses	130,566	134,414	(3,848)	(2.9)
Total	$ 466,667	$ 494,978	$ (28,311)	(5.7)

FISCAL 2004 VS. FISCAL 2003 ($000)

	Fiscal 2004		Fiscal 2003		Change Amount	%
NET SALES						
Recreation Vehicles						
Towables	$1,433,997		$1,126,740		$ 307,257	27.3
Motorized	539,010		227,672		311,338	136.7
Total Recreation Vehicles	1,973,007		1,354,412		618,595	45.7
Buses	214,732		216,992		(2,260)	(1.0)
Total	$2,187,739		$1,571,404		$ 616,335	39.2
# OF UNITS						
Recreation Vehicles						
Towables	78,644		67,541		11,103	16.4
Motorized	8,364		4,270		4,094	95.9
Total Recreation Vehicles	87,008		71,811		15,197	21.2
Buses	3,826		3,958		(132)	(3.3)
Total	90,834		75,769		15,065	19.9
		% of Segment Net Sales		% of Segment Net Sales		
GROSS PROFIT						
Recreation Vehicles						
Towables	$ 227,199	15.8	$ 176,899	15.7	$ 50,300	28.4
Motorized	53,190	9.9	22,058	9.7	31,132	141.1
Total Recreation Vehicles	280,389	14.2	198,957	14.7	81,432	40.9
Buses	20,148	9.4	23,310	10.7	(3,162)	(13.6)
Total	$ 300,537	13.7	$ 222,267	14.1	$ 78,270	35.2
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES						
Recreation Vehicles						
Towables	$ 81,665	5.7	$ 65,686	5.8	$ 15,979	24.3
Motorized	25,065	4.7	9,980	4.4	15,085	151.2
Total Recreation Vehicles	106,730	5.4	75,666	5.6	31,064	41.1
Buses	11,132	5.2	11,097	5.1	35	.3
Corporate	19,799	—	10,418	—	9,381	90.0
Total	$ 137,661	6.3	$ 97,181	6.2	$ 40,480	41.7
INCOME BEFORE INCOME TAXES						
Recreation Vehicles						
Towables	$ 144,908	10.1	$ 110,713	9.8	$ 34,195	30.9
Motorized	28,064	5.2	12,016	5.3	16,048	133.6
Total Recreation Vehicles	172,972	8.8	122,729	9.1	50,243	40.9
Buses	9,577	4.5	12,306	5.7	(2,729)	(22.2)
Corporate	(14,329)	—	(8,791)	—	(5,538)	(63.0)
Total	$ 168,220	7.7	$ 126,244	8.0	$ 41,976	33.2

CONSOLIDATED

Net sales, gross profit and income before income taxes for fiscal 2004 were up 39.2%, 35.2% and 33.2% respectively compared to fiscal 2003. Selling, general and administrative expenses for fiscal 2004 increased 41.7% compared to fiscal 2003. The specifics on changes in net sales, gross profit, selling, general and administrative expense and income before income taxes are addressed in the segment reporting below.

Corporate costs in selling, general and administrative were $19,799 for fiscal 2004 compared to $10,418 for fiscal 2003. This $9,381 increase is primarily the result of higher legal costs and insurance claims in fiscal 2004 of $8,567.

Other income for fiscal 2004, increased by $950 due primarily to a gain on the sale of excess land at our ElDorado Kansas facility for approximately $222 and increased profits of Thor Credit and CAT Joint Venture for recreation vehicles retail financing and rentals respectively.

Net sales and income before income taxes for fiscal 2004 included net sales and income before income taxes of $210,106 and $10,929 respectively, for Damon Corporation acquired September 2, 2003. The overall effective tax rate for fiscal 2004 was 36.9% compared to 37.7% for fiscal 2003. The primary reason for the lower effective tax rate for fiscal 2004 is lower state tax rates and increased extra-territorial income tax exclusion on related foreign sales increases.

SEGMENT REPORTING

RECREATION VEHICLES

Analysis of Percentage Change in Net Sales Versus Prior Year

		Impact from Internal Growth		
	Impact from Acquisitions	Average Price Per Unit	Units	Net Change
Recreation Vehicles				
Towables	—	10.8%	16.5%	27.3%
Motorized	92.3%	(1.6)%	46.0%	136.7%

TOWABLE RECREATION VEHICLES

The increase in towables net sales resulted from a combination of an increase in both average price per unit and unit shipments. The increase in units sold was 16.4%. The overall industry increase in towables on a comparable basis was 15.6%. Increases in the average price per unit resulted from the combination of price increases and product mix.

Towables gross profit percentage increased to 15.8% of net sales for fiscal 2004 from 15.7% of net sales for fiscal 2003. Selling, general and administrative expenses decreased to 5.7% of net sales for fiscal 2004 from 5.8% for fiscal 2003.

Towables income before income taxes increased to 10.1% of net sales for fiscal 2004 from 9.8% for fiscal 2003.

MOTORIZED RECREATION VEHICLES

The increase in motorized net sales resulted from an increase in unit sales and our acquisition of Damon Corporation. Decreases in the average price per unit resulted from product mix.

The increase in units sold of approximately 95.9% would have been a 46% increase excluding Damon Corporation. The overall industry increase in motorized on a comparable basis was 17.6%.

Motorized gross profit percentage increased to 9.9% of net sales from 9.7% of net sales for fiscal 2003. The primary factor for the increased gross margin in 2004 was higher unit sales. Selling, general and administrative expenses increased to 4.7% of net sales for fiscal 2004 from 4.4% of net sales for fiscal 2003.

Motorized income before income taxes decreased to 5.2% of net sales for fiscal 2004 compared to 5.3% of net sales for fiscal 2003.

BUSES

Analysis of Percentage Change in Net Sales Versus Prior Year

		Impact From Internal Growth		
	Impact from Acquisitions	Average Price Per Unit	Units	Net Change
Buses	—	2.3%	(3.3)%	(1.0)%

The decrease in buses net sales resulted from a decrease in unit sales. Increases in average price per unit resulted from product mix.

Buses gross profit percentage decreased to 9.4% for fiscal 2004 from 10.7% for fiscal 2003 due to discounts offered to achieve bus contracts in a very competitive market place. Selling general and administrative expenses increased to 5.2% of net sales in fiscal 2004 compared to 5.1% for 2003.

Buses income before income taxes decreased to 4.5% of net sales for fiscal 2004 from 5.7% for fiscal 2003. The primary reason for the decrease is due to reduced sales.

ORDER BACKLOG

	As of July 31, 2004	As of July 31, 2003	Change Amount	%
Recreation Vehicles				
Towables	$ 251,573	$ 141,025	$ 110,548	78.4
Motorized	108,991	60,087	48,904	81.4
Total Recreation Vehicles	360,564	201,112	159,452	79.3
Buses	134,414	108,256	26,158	24.2
Total	$ 494,978	$ 309,368	$ 185,610	60.0

FINANCIAL CONDITION AND LIQUIDITY ($000)

As of July 31, 2005, we had $208,815 in cash, cash equivalents and short-term investments, compared to $199,166 on July 31, 2004. We classify our debt and equity securities as trading securities. The former are carried on our consolidated balance sheets as "Cash and cash equivalents" or "Investments – short term".

Trading securities, principally investment grade securities composed of asset-based notes, mortgage-backed notes, auction rate securities and corporate bonds, are generally bought and held for sale in the near term. Securities are carried at fair market value. Unrealized gains and losses on trading securities are included in earnings. Realized gains and losses from the sale of available-for-sale and trading securities are included in earnings.

Due to the relative short-term maturity (average 3 months) of our trading securities, we do not believe that a change in the interest rates will have a significant impact on our financial position or results of future operations.

Working capital at July 31, 2005 was $275,228 compared to $256,198 on July 31, 2004. We have no long-term debt. We currently have a $30,000 revolving line of credit which bears interest at negotiated rates below prime and expires on November 30, 2005. There were no borrowings on this line of credit during the year ended July 31, 2005. The loan agreement executed in connection with the line of credit contains certain covenants, including restrictions on additional indebtedness, and requires us to maintain certain financial ratios. We believe that internally generated funds and the line of credit will be sufficient to meet our current needs and any additional capital requirements. Capital expenditures of approximately $47,670 for fiscal year ended July 31, 2005 were primarily for planned purchases of leased buildings of approximately $10,500 and planned capacity expansions and replacement of machinery and equipment of approximately $37,170.

The Company anticipates capital expenditures in fiscal 2006 of approximately $46,000. These expenditures will be made primarily for planned capacity expansions and for replacement of machinery and equipment to be used in the ordinary course of business and expansions primarily in our recreation vehicle segment.

Critical Accounting Principles

The consolidated financial statements of Thor are prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that of our accounting policies, the following may involve a higher degree of judgments, estimates, and complexity:

Impairment of Goodwill, Trademarks and Long-Lived Assets

We at least annually review the carrying value of goodwill and trademarks with indefinite useful lives. Long-lived assets, identifiable intangibles that are amortized, goodwill and trademarks with indefinite useful lives are also reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable from undiscounted future cash flows. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Management believes that the estimates of future cash flows and fair values are reasonable; however, changes in estimates of such cash flows and fair values could affect the evaluations.

Insurance Reserves

Generally, we are self-insured for workers' compensation and group medical insurance. Under these plans, liabilities are recognized for claims incurred, including those incurred but not reported, and changes in the reserves. At the time a workers' compensation claim is filed, a liability is estimated to settle the claim. The liability for workers' compensation claims is determined by a third party administrator using various state statutes and reserve requirements. Group medical reserves are funded through a trust and are estimated using historical claims' experience. We have a self-insured retention for products liability and personal injury matters of $5,000 per occurrence. We have established a reserve on our balance sheet for such occurrences based on historical data and actuarial information. We maintain excess liability insurance aggregating $10,000 with outside insurance carriers to minimize our risks related to catastrophic claims in excess of all our self-insured positions. Any material change in the aforementioned factors could have an adverse impact on our operating results.

Warranty

We provide customers of our products with a warranty covering defects in material or workmanship for periods generally ranging from one to two years, with longer warranties on certain structural components. We record a liability based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors we use in estimating the warranty liability include a history of units sold, existing dealer inventory, average cost incurred and a profile of the distribution of warranty expenditures over the warranty period. A significant increase in dealer shop rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize. Management believes that the warranty reserve is adequate; however, actual claims incurred could differ from estimates, requiring adjustments to the reserves. Warranty reserves are reviewed and adjusted as necessary on a quarterly basis.

PRINCIPAL CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS ($000)

Our principal contractual obligations and commercial commitments at July 31, 2005 are summarized in the following charts.

Contractual Obligations	Total	Payments Due By Period Fiscal 2006	Fiscal 2007-2008	Fiscal 2009-2010	After 5 Years
Operating leases	$ 13,409	$ 3,622	$ 5,096	$ 2,973	$ 1,718
Total contractual cash obligations	$ 13,409	$ 3,622	$ 5,096	$ 2,973	$ 1,718

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Lines of credit	$ 30,000	$ 30,000	$ —	$ —	$ —
Guarantees	$ 3,025	$ 3,025	$ —	$ —	$ —
Standby repurchase obligations	$ 673,066	$ 673,066	$ —	$ —	$ —
Other commercial commitments	$ —	$ —	$ —	$ —	$ —
Total commercial commitments	$ 706,091	$ 706,091	$ —	$ —	$ —

ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted SFAS 151 on August 1, 2005 and it did not have a material impact on the Company's financial position or results of operation.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment ("SFAS 123R"). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. The Company adopted this standard August 1, 2005 and elected the modified-prospective transition method. Under the modified prospective method, awards that are granted, modified, or settled after the date of adoption should be measured and accounted for in accordance with SFAS 123R. Invested equity-classified awards that were granted prior to the effective date should continue to be accounted for in accordance with SFAS 123 except that amounts must be recognized in the income statement. Adoption of the standard is currently expected to reduce fiscal 2006 earnings by an amount consistent with the reductions shown in recent pro-forma disclosures provided under the provisions of SFAS 123.

In December 2004, the FASB issued FASB No. 153, Exchange of Nonmonetary Assets ("SFAS 153"). SFAS 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges that do not have commercial substance. This Statement specifies that a nonmonetary exchanges has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company adopted SFAS 153 August 1, 2005 and it did not have a material impact on the Company's financial position, results of operations, or cash flow.

In May 2005, the FASB issued FASB No. 154, Accounting Changes and Error Corrections ("SFAS 154"). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application to the prior periods' financial statement of voluntary changes in accounting principle and changes required by the accounting pronouncement in the event the pronouncement does not include specific transition provisions. The provision of this Statement shall be effective for accounting changes made in fiscal years beginning after December 15, 2005.

In March 2005 the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"). FIN 47 addresses the recognition of legal obligations associated with the retirement of long-lived assets when the timing and (or) method of settlement are conditional on a future event. It requires that the fair value of such obligations, if they can be reasonably estimated, must be recognized when incurred. FIN 47 is effective for the fiscal year ending July 31, 2006

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

The Company is exposed to market risk from changes in foreign currency related to its operations in Canada. However, because of the size of Canadian operations, a hypothetical 10% change in the Canadian dollar as compared to the U.S. dollar would not have a significant impact on the Company's financial position or results of operations. The Company is also exposed to market risks related to interest rates because of its investments in corporate debt securities. A hypothetical 10% change in interest rates would not have a significant impact on the Company's financial position or results of operations.

YOUR COMPANY'S DRIVE FOR EXCELLENCE

Cash ($ millions)



250
200
150
100
50
0
$69
$78
$107
$118
$172
$199
$209
'99
'00
'01
'02
'03
'04
'05

Working Capital ($ millions)



300
250
200
150
100
50
0
$123
$139
$151
$134
$191
$256
$275
'99
'00
'01
'02
'03
'04
'05

Book Value Per Share ($)



12
10
8
6
4
2
0
$3.40
$4.07
$4.62
$5.87
$7.25
$8.95
$10.54
'99
'00
'01
'02
'03
'04
'05

Income Before Tax (as % of sales)



8
7
6
5
4
3
2
1
0
6.4%
6.7%
5.3%
6.6%
8.0%
7.7%
7.6%
'99
'00
'01
'02
'03
'04
'05

Capital Expenditures ($ millions)



50
40
30
20
10
0
$7.4
$13.9
$17.2
$7.5
$27.3
$26.9
$47.7
'99
'00
'01
'02
'02
'04
'05

Total Assets ($ millions)



1000
800
600
400
200
0
$246
$282
$309
$498
$609
$763
$858
'99
'00
'01
'02
'03
'04
'05

QUARTERLY FINANCIAL DATA ($000)

	October 31	January 31	April 30	July 31
Fiscal 2005				
Net sales	$ 632,726	$ 537,041	$ 728,693	$ 659,891
Gross profit	90,774	67,832	94,035	87,125
Net income	35,073	20,638	32,950	33,106
Earnings per common share				
Basic	.61	.36	.58	.59
Diluted	.61	.36	.58	.58
Dividends declared per common share	.03	.03	.03	.33
Market prices per common share				
High	$ 31.40	$ 37.99	$ 36.76	$ 36.52
Low	$ 24.16	$ 27.55	$ 26.27	$ 27.00

	October 31	January 31	April 30	July 31
Fiscal 2004				
Net sales	$ 490,427	$ 426,479	$ 645,690	$ 625,143
Gross profit	66,209	53,335	90,121	90,872
Net income (2)	23,704	17,520	32,783	32,078
Earnings per common share (1)				
Basic	.42	.30	.57	.56
Diluted	.41	.30	.57	.56
Dividends declared per common share (1)	.015	.015	.03	.03
Market prices per common share (1)				
High	$ 32.30	$ 33.28	$ 34.67	$ 33.97
Low	$ 20.79	$ 26.34	$ 22.00	$ 25.40

(1) Per share amounts and market prices per common share were adjusted for the two-for-one stock split in January of 2004.

(2) Net income in the fourth quarter of fiscal 2004 was decreased by approximately $4,102 for charges relating to product and property liability insurance, net of tax benefit.

THOR INDUSTRIES, INC., AND SUBSIDIARIES

Consolidated Balance Sheets, July 31, 2005 and 2004

(amounts in thousands except share data)

Assets	2005	2004
Current assets:		
Cash and cash equivalents	$ 163,596	$ 136,120
Investments-short term (Note A)	45,219	63,046
Accounts receivable:		
Trade, less allowance for doubtful accounts—$506 in 2005 and $558 in 2004	140,927	132,616
Other	5,409	4,305
Inventories (Note D)	161,770	147,588
Deferred income taxes and other (Note F)	7,119	14,291
Total current assets	524,040	497,966
Property, plant and equipment:		
Land	21,339	17,263
Buildings and improvements	109,443	74,437
Machinery and equipment	49,259	40,046
Total cost	180,041	131,746
Less accumulated depreciation	40,252	32,983
Net property, plant and equipment	139,789	98,763
Investments:		
Joint ventures (Note K)	2,800	2,514
Total investments	2,800	2,514
Other assets:		
Goodwill (Note C)	165,662	140,857
Noncompete agreements (Note C)	3,790	3,581
Trademarks (Note C)	13,900	12,270
Other	7,898	6,636
Total other assets	191,250	163,344
Total	$ 857,879	$ 762,587

See notes to consolidated financial statements.

Liabilities and Stockholders' Equity	**2005**	**2004**
Current liabilities:		
Accounts payable	$ 118,056	$ 125,574
Accrued liabilities:		
Compensation and related items	28,519	25,713
Product warranties (Note M)	55,118	45,829
Taxes	8,351	20,891
Promotions and rebates	7,362	8,915
Product/property liability and related	7,913	11,056
Dividends payable (Note J)	17,000	—
Other	6,493	3,791
Total current liabilities	248,812	241,769
Deferred income taxes and other liabilities (Note F)	11,680	9,214
Contingent liabilities and commitments (Note I)	–	–
Stockholders' equity (Note J):		
Preferred stock—authorized 1,000,000 shares; none outstanding	–	—
Common stock—par value of $.10 a share; authorized, 250,000,000 shares; issued 56,933,483 shares at July 31, 2005 and 57,146,160 shares at July 31, 2004	5,693	5,715
Additional paid-in capital	82,652	81,019
Retained earnings	515,877	425,934
Less restricted stock plan	747	1,128
Accumulated other comprehensive income	943	64
Less treasury shares of 256,000 in 2005, at cost	7,031	—
Total stockholders' equity	597,387	511,604
Total	$ 857,879	$ 762,587

See notes to consolidated financial statements.

Consolidated Statements of Income for the Years Ended July 31, 2005, 2004 and 2003

(amounts in thousands except per share data)

	2005	2004	2003
Net sales	$ 2,558,351	$ 2,187,739	$ 1,571,404
Cost of products sold	2,218,585	1,887,202	1,349,137
Gross profit	339,766	300,537	222,267
Selling, general and administrative expenses	152,499	137,661	97,181
Amortization of intangibles	967	799	715
Impairment of equity securities (Note A)	—	—	(1,580)
Gain on sale of equity securities	—	1,802	—
Interest income	3,155	1,789	2,085
Interest expense	(580)	(156)	(390)
Other income	4,735	2,708	1,758
Income before income taxes	193,610	168,220	126,244
Income taxes (Note F)	71,843	62,135	47,613
Net income	$ 121,767	$ 106,085	$ 78,631
Earnings per common share (Note A)			
Basic	$ 2.15	$ 1.85	$ 1.38
Diluted	$ 2.13	$ 1.84	$ 1.37

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Years Ended July 31, 2005, 2004 and 2003

(amounts in thousands except share and per share data)

	Treasury Stock		Common Stock		Additional Paid-In Capital	Restricted Stock Plan	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Comprehensive Income
	Shares	Amount	Shares	Amount					
July 31, 2002	7,633,748	$ (29,599)	64,599,676	$ 6,460	$ 86,711	$ (531)	$ (1,456)	$ 273,033	
Net income	—	—	—	—	—	—	—	78,631	$ 78,631
Shares retired	(7,633,748)	29,599	(7,633,748)	(763)	(10,247)	—	—	(18,588)	—
Stock option activity	—	—	174,662	18	1,184	—	—	—	—
Restricted stock activity	—	—	54,700	5	1,117	(909)	—	—	—
Cash dividends - $.025 per common share	—	—	—	—	—	—	—	(1,428)	—
Unrealized appreciation on investments	—	—	—	—	—	—	358	—	358
Foreign currency translation adjustment	—	—	—	—	—	—	957	—	957
Compensation expense	—	—	—	—	—	271	—	—	—
July 31, 2003	—	—	57,195,290	5,720	78,765	(1,169)	(141)	331,648	$ 79,946
Net income	—	—	—	—	—	—	—	106,085	$ 106,085
Shares purchased	288,000	(7,078)	—	—	—	—	—	—	—
Shares retired	(288,000)	7,078	(288,000)	(29)	(403)	—	—	(6,647)	—
Stock option activity	—	—	227,370	23	2,348	—	—	—	—
Restricted stock activity	—	—	11,500	1	309	(310)	—	—	—
Cash dividends - $.09 per common share	—	—	—	—	—	—	—	(5,152)	—
Unrealized appreciation on investments	—	—	—	—	—	—	(358)	—	(358)
Foreign currency translation adjustment	—	—	—	—	—	—	563	—	563
Compensation expense	—	—	—	—	—	351	—	—	—
July 31, 2004	—	—	57,146,160	5,715	81,019	(1,128)	64	425,934	$ 106,290
Net income	—	—	—	—	—	—	—	121,767	$ 121,767
Shares purchased	579,200	(15,521)	—	—	—	—	—	—	—
Shares retired	(323,200)	8,490	(323,200)	(32)	(458)	—	—	(8,000)	—
Stock option activity	—	—	110,636	10	2,094	—	—	—	—
Restricted stock activity	—	—	(113)	—	(3)	3	—	—	—
Cash dividends - $.42 per common share	—	—	—	—	—	—	—	(23,824)	—
Foreign currency translation adjustment	—	—	—	—	—	—	879	—	879
Compensation expense	—	—	—	—	—	378	—	—	—
July 31, 2005	256,000	$ (7,031)	56,933,483	$ 5,693	$ 82,652	$ (747)	$ 943	$ 515,877	$ 122,646

See notes to consolidated financial statements.

THOR INDUSTRIES, INC., AND SUBSIDIARIES

Consolidated Statements of Cash Flows for the Years Ended July 31, 2005, 2004 and 2003

(amounts in thousands)

	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 121,767	$ 106,085	$ 78,631
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	9,808	7,656	5,671
Amortization of intangibles	967	799	715
Deferred income taxes	6,831	101	(7,130)
Impairment of equity securities	—	—	1,580
(Gain) on sale of equity securities	—	(1,802)	—
(Gain) loss on disposition of property, plant and equipment	(2,164)	(200)	59
Loss on sale of trading investments	1,369	1,298	330
Unrealized (gain) loss on trading investments	(233)	98	(122)
Changes in assets and liabilities, net of effects from acquisitions and divestments:			
Purchase of trading investments	(221,223)	(122,909)	(74,563)
Proceeds from sale of trading investments	237,914	102,688	38,867
Accounts receivable	(6,151)	(22,107)	(22,053)
Inventories	(5,860)	(23,946)	(1,987)
Deferred taxes and other	(1,145)	3,262	(7,269)
Accounts payable	(9,354)	9,145	13,525
Accrued liabilities	(1,624)	20,924	17,964
Other	441	2,124	1,452
Net cash provided by operating activities	**131,343**	**83,216**	**45,670**
Cash flows from investing activities:			
Purchases of property, plant and equipment	(47,670)	(26,940)	(27,265)
Proceeds from disposition of property plant and equipment	3,054	292	25
Proceeds from sale of available-for-sale investments	—	—	24
Acquisitions - net of cash acquired	(38,113)	(29,619)	—
Net cash (used in) investing activities	**(82,729)**	**(56,267)**	**(27,216)**
Cash flows from financing activities:			
Cash dividends	(6,824)	(5,152)	(1,428)
Purchase of common stock for retirement	(15,521)	(7,078)	—
Retirement of acquired debt	(1,001)	(12,973)	—
Proceeds from issuance of common stock	1,329	1,687	948
Net cash (used in) financing activities	**(22,017)**	**(23,516)**	**(480)**
Effect of exchange rate changes on cash	**879**	**563**	**957**
Net increase in cash and cash equivalents	27,476	3,996	18,931
Cash and cash equivalents, beginning of year	136,120	132,124	113,193
Cash and cash equivalents, end of year	**$ 163,596**	**$ 136,120**	**$ 132,124**
Supplemental cash flow information:			
Income taxes paid	$ 76,665	$ 62,431	$ 48,154
Interest paid	$ 580	$ 156	$ 390
Non-cash transactions:			
Issuance of restricted stock	$ —	$ 310	$ 909
Retirement of treasury shares	$ 8,490	$ 7,078	$ 29,599
Dividends payable	$ 17,000	$ —	$ —
Deferred taxes	$ 775	$ —	$ —

See notes to consolidated financial statements.

(All amounts presented in thousands except share and per share data)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Thor Industries, Inc. and its wholly-owned domestic and foreign subsidiaries (collectively, the "Company"). All inter-company balances and transactions are eliminated upon consolidation.

Cash and Cash Equivalents – Interest-bearing deposits and other investments with maturities of three months or less when purchased are considered cash equivalents. Cash, cash equivalents and short term investments of $104,064 are held by a major financial institution. The remaining $104,751 is held at various other financial institutions.

Investments – The Company classifies its debt and equity securities as trading. Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. Dividend and interest income are recognized when earned.

The Company holds certain corporate debt securities that are classified as trading securities and reported as Investments – short term. Included in other income are net realized losses on trading securities of $1,369 in fiscal 2005, $1,298 in fiscal 2004 and $330 in fiscal 2003.

During the second quarter of fiscal 2004, the Company decided to begin actively trading the equity securities it held previously classified as available-for-sale securities. These securities are classified as trading and the balance in investments available-for-sale was reclassed to Investments - short term. Additionally, the balance in unrealized gain/loss on available-for-sale securities which was previously included in accumulated other comprehensive income (loss) was reclassified and recorded in the statement of consolidated income caption "Gains on sale of equity securities".

The Company recorded an impairment charge of $1,580 in the first quarter of 2003 relating to its investment in an equity investment as it was determined that the decline in market value of the investment was deemed to be other than temporary. This impairment charge is included in the consolidated statement of income caption "Impairment of Equity Securities".

Fair Value of Financial Investments – the carrying amount of cash equivalents, investments, accounts receivable, and accounts payable approximate fair value because of the relatively short maturity of these financial instruments.

Inventories – Inventories are stated at the lower of cost or market, determined principally by the last-in, first-out (LIFO) basis.

Depreciation – Property, plant and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements – 10 to 39 years
Machinery and equipment – 3 to 10 years

Other Assets – Other assets consist of goodwill, trademarks, and non-compete agreements. Non-compete agreements are amortized using the straight-line method over 5 to 10 years. Goodwill and trademarks are not amortized but are tested at least annually for impairment. Trademarks are not amortized because they have indefinite useful lives.

Long-lived Assets – Long-lived assets and identifiable intangibles that are amortized are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from undiscounted future cash flows. If the carrying value of a long-lived asset is impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value.

Product Warranties – Estimated warranty costs are provided at the time of sale of the warranted products. Warranty reserves are reviewed and adjusted as necessary on a quarterly basis.

Revenue Recognition – Revenues from the sale of recreation vehicles and buses are recognized when title passes, which is when shipped to dealers, distributors, or contract buyers in accordance with shipping terms, which are FOB shipping point.

Dealer Volume Rebates and Sales Incentives —Estimated costs related to dealer volume rebates and sales incentives are accrued as a reduction of revenue at the latter of the time products are sold or the date the rebate or incentive is offered.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency – Assets and liabilities of the Company's Canadian operations reported in the consolidated balance sheets have been translated at current exchange rates. Revenues and expenses reported in the consolidated statements of income have been translated at the average exchange rate for the year. Translation adjustments have been included in accumulated other comprehensive income. Transaction gains and losses are not significant.

Stock Split – The Company declared a two-for-one common stock split in the second quarter of 2004 that was distributed to shareholders of record as of January 5, 2004. All share and per share amounts have been retroactively adjusted for the effect of the common stock splits.

Stock Options – The Company measures cost for stock options issued to employees and directors using the method of accounting prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees."

As an alternative to accounting for stock-based compensation under APB No. 25, SFAS No. 123, "Accounting for Stock-Based Compensation," establishes a fair-value method of accounting for employee stock options. The company uses the Black-Scholes option pricing model to estimate the grant date fair value of its option grants. The fair value is recognized over the option vesting period which is three years. Had compensation cost for these grants been determined using the fair-value method, the Company's net income and net earnings per common share would have been:

		2005		2004		2003
Net income						
As reported	$	121,767	$	106,085	$	78,631
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects.		(1,161)		(884)		(658)
Pro forma	$	120,606	$	105,201	$	77,973
Earnings per common share—basic						
As reported	$	2.15	$	1.85	$	1.38
Pro forma	$	2.13	$	1.84	$	1.37
Earnings per common share—diluted						
As reported	$	2.13	$	1.84	$	1.37
Pro forma	$	2.11	$	1.83	$	1.36

Earnings Per Share – Basic earnings per common share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding assuming dilution. The difference between basic EPS and diluted EPS is the result of outstanding stock options and restricted stock.

	2005	2004	2003
Weighted average shares outstanding for basic earnings per share	56,726,200	57,224,404	57,107,584
Stock options and restricted stock	381,363	365,790	342,272
Weighted average shares outstanding assuming dilution	57,107,563	57,590,194	57,449,856

Accounting Pronouncements – In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151 ("SFAS 15"), Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted SFAS 151 on August 1, 2005 and it is not expected to have a material impact on the Company's financial position or result of Operation.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment ("SFAS 123R"). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values.The Company adopted this standard August 1, 2005 and elected the modified-prospective transition method. Under the modified prospective method, awards that are granted, modified, or settled after the date of adoption should be measured and accounted for in accordance with SFAS 123R. Invested equity-classified awards that were granted prior to the effective date should continue to be accounted for in accordance with SFAS 123 except that amounts must be recognized in the income statement. Adoption of the standard is currently expected to reduce fiscal 2006 earnings by an amount consistent with the reductions shown in recent pro-forma disclosures provided under the provisions of SFAS 123.

In December 2004, the FASB issued FASB No. 153, Exchange of Nonmonetary Assets ("SFAS 153"). SFAS 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges that do not have commercial substance. This Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company adopted SFAS 153 August 1, 2005 and it did not expect to have a material impact on the Company's financial position, results of operations, or cash flow.

In May 2005, the FASB issued FASB No. 154, Accounting Changes and Error Corrections ("SFAS 154"). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application to the prior periods' financial statement of voluntary changes in accounting principle and changes required by the accounting pronouncement in the event the pronouncement does not include specific transition provisions. The provision of this Statement shall be effective for accounting changes made in fiscal years beginning after December 15, 2005.

In March 2005 the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"). FIN 47 addresses the recognition of legal obligations associated with the retirement of long-lived assets when the timing and (or) method of settlement are conditional on a future event. It requires that the fair value of such obligations, if they can be reasonably estimated, must be recognized when incurred. FIN 47 is effective for the fiscal year ending July 31, 2006.

B. ACQUISITIONS

On November 1, 2004, we completed our acquisition of the stock of DS Corp. dba CrossRoads RV, an Indiana corporation ("CrossRoads"), pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 28, 2004, by and among our company, Thor Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of our company ("Acquisition Subsidiary"), CrossRoads and the security holders of CrossRoads. CrossRoads is engaged in the business of manufacturing towable recreation vehicles. Under the terms of the Merger Agreement, Acquisition Subsidiary merged with and into CrossRoads, and CrossRoads continued as the surviving corporation (the "Merger"). In addition, as part of the Merger, certain members of managagement of CrossRoads entered into non-competition agreements with our company.

The primary reasons for the acquisition include CrossRoad's future earnings potential, its fit with our existing operations, its market share, and its cash flow. The results of operations for CrossRoads are included in Thor's operating results beginning November 1, 2004.

The purchase price paid by us for the acquisition of the stock of CrossRoads was $28,030, which was payable in cash and was funded from our cash on hand. The fair value of assets acquired and liabilities assumed was $32,958, and $4,928 respectively. The purchase price allocation includes $1,176 of non-compete agreements, which willl be amortized over two to seven years, $20,485 of goodwill and $794 for trademarks that are not subject to amortization.

On May 27, 2005, we completed our acquisition of the Goshen Coach Division of Veritrans Specialty Vehicles Inc. pursuant to an asset purchase agreement dated May 26, 2005 for cash of $10,083.

On September 2, 2003, Thor acquired 100% of the common stock of Damon Corporation ("Damon"). Damon is engaged in the business of manufacturing Class A motorhomes and park models. The cash price of the acquisition was $29,619 which was paid from internal funds.

Immediately after the closing, the Company paid off a $12,973 bank debt assumed in connection with the acquisition.

The purchase price allocation includes $640 of non-compete agreements, which will be amortized over seven to ten years, $10,302 of goodwill and $3,600 for trademarks that are not subject to amortization. The Company has made an election under Section 338 of the Internal Revenue Code allowing it to deduct non-compete, goodwill and trademarks for tax purposes.

C. GOODWILL AND OTHER INTANGIBLE ASSETS

Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", requires goodwill to be tested for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired. On an annual basis, we test goodwill for impairment during the fourth quarter.

The components of other intangibles are as follows:

	July 31, 2005		July 31, 2004	
	Cost	**Accumulated Amortization**	**Cost**	**Accumulated Amortization**
Amortizable Intangible Assets- Non-compete agreements	$15,889	$12,099	$14,713	$11,132

Aggregate amortization expense for non-compete agreements for the years ended, July 31, 2005, 2004 and 2003 were $967, $799, and $715, respectively. Non-compete agreements are amortized on a straight-line basis.

Estimated Amortization Expense:	
For the year ending July 2006	$ 949
For the year ending July 2007	$ 887
For the year ending July 2008	$ 828
For the year ending July 2009	$ 492
For the year ending July 2010	$ 337

The change in the carrying amount of goodwill and trademarks for the 12 month period ended July 31, 2005 are as follows:

	Goodwill	Trademark
Balance as of July 31, 2004	$ 140,857	$ 12,270
Acquisitions	24,805	1,630
Balance as of July 31, 2005	$ 165,662	$ 13,900

As of July 31, 2005 goodwill and trademarks by segment totaled as follows:

	Goodwill	Trademark
Recreation Vehicles		
Towables	$ 143,795	$ 10,237
Motorized	17,252	2,600
Buses	4,615	1,063
Total	$ 165,662	$ 13,900

D. INVENTORIES

Major classifications of inventories are:

	As of July 31,	
	2005	2004
Finished products	$ 14,196	$ 13,605
Work in process	55,413	41,118
Raw materials	78,493	72,324
Chassis	29,506	30,161
Subtotal	177,608	157,208
Less excess of FIFO costs over LIFO costs	15,838	9,620
Total inventories	$ 161,770	$ 147,588

E. LINE OF CREDIT

The Company has a $30,000 unsecured revolving line of credit which bears interest at prime less 2.15% (4.1% at July 31, 2005) and expires on November 30, 2005. There was no outstanding balance at July 31, 2005 and July 31, 2004. The loan agreement executed in connection with the line of credit contains certain covenants, including restrictions on additional indebtedness, and requires the Company to maintain certain financial ratios. The Company intends to renew the unsecured revolving line of credit prior to expiration.

F. INCOME TAXES

	Years ended July 31,		
	2005	2004	2003
Income taxes:			
Federal	$ 56,375	$ 50,673	$ 43,300
State and local	7,840	10,503	9,890
Foreign	797	858	1,553
Total current	65,012	62,034	54,743
Total deferred	6,831	101	(7,130)
Income taxes	$ 71,843	$ 62,135	$ 47,613

The differences between income taxes at the federal statutory rate and the actual income taxes are as follows:

	Years ended July 31,		
	2005	2004	2003
Provision at statutory rates	$ 67,764	$ 58,876	$ 44,186
State and local income taxes, net of federal tax benefit	5,678	6,735	5,446
Extraterritorial income benefit	(1,221)	(867)	(403)
Credits and incentives	(490)	(1,181)	(1,119)
Other	112	(1,428)	(497)
Income taxes	$ 71,843	$ 62,135	$ 47,613

Income before income taxes includes foreign income of $2,101 in fiscal 2005, $2,192 in fiscal 2004, and $3,587 in fiscal 2003.

	July 31, 2005	July 31, 2004
A summary of deferred income taxes is:		
Current deferred tax asset (liability):		
Inventory basis	$ (931)	$ (1,065)
Employee benefits	801	814
Self-insurance	(1,645)	10,597
Product warranties	3,059	(4,213)
Other	(22)	2,183
Total current deferred tax asset included in deferred income taxes and other	**1,262**	**8,316**
Long-term deferred tax asset (liability):		
Property basis	(2,754)	(2,490)
Investments	686	427
Deferred compensation	3,179	2,279
Intangibles	(3,696)	(4,164)
Other	(1,450)	(310)
Total net long-term deferred tax liability included in deferred income taxes and other liabilites	**(4,035)**	**(4,258)**
Net deferred tax (liability) asset	**$ (2,773)**	**$ 4,058**

G. LEASES

The Company has operating leases principally for land, buildings and equipment. Future minimum rental payments required under these operating leases are $13,409, which includes the following amount due in each of the next five fiscal years ending July 31: $3,622 in fiscal 2006; $2,744 in fiscal 2007; $2,352 in fiscal 2008; $1,590 in fiscal 2009; $1,383 in fiscal 2010 and $1,718 thereafter. Rent expense was $4,918 in fiscal 2005, $6,172 in fiscal 2004, and $5,636 in fiscal 2003.

H. EMPLOYEE BENEFIT PLANS

Substantially all non-highly compensated employees can participate in a 401(k) plan. Company contributions are at the discretion of the Company's board of directors, except that Company contributions for union employees are based on hours worked. Total expense for the plans was $630 in fiscal 2005, $645 in fiscal 2004, and $484 in fiscal 2003.

The Company has established a deferred compensation plan for executives who do not participate in a 401(k) plan. This plan allows executives to defer a portion of their compensation and to direct the Company to invest the funds in mutual fund investments held by the Company. Participant benefits are limited to the value of the investments held on their behalf. Investments held by the Company are accounted for as trading securities and the obligation to the participants is reported as a liability. No income or loss is recorded through the Consolidated Statements of Income. The Company does not make contributions to the plan. The balance of investments held in this plan was $5,907 at July 31, 2005 and $3,815 at July 31, 2004.

I. CONTINGENT LIABILITIES AND COMMITMENTS

It is customary practice for companies in the recreation vehicle industry to enter into repurchase agreements with financing institutions to provide financing to their dealers. Generally, these agreements provide for the repurchase of products from the financing institution in the event of a dealer's default.

Our principal commercial commitments at July 31, 2005 are summarized in the following chart:

Commitment	Total Amount Commitment	Term of Guarantee
Guarantee on dealer financing	$ 3,025	less than 1 year
Standby repurchase obligation on dealer financing	$ 673,066	less than 1 year

The risk of loss under these agreements is spread over numerous dealers and further reduced by the resale value of the units which the company would be required to repurchase. Losses under these agreements have not been significant in the periods presented in the consolidated financial statements, and management believes that any future losses under these agreements will not have a significant effect on the Company's consolidated financial position or results of operations.

The Company records repurchase and guarantee reserves based on prior experience and known current events. The combined repurchase and recourse reserve balances are approximately $1,368 as of July 31, 2005 and $546 as of July 31, 2004.

	Fiscal 2005	Fiscal 2004	Fiscal 2003
Cost of units repurchased	$ 11,220	$ 3,775	$ 4,130
Realization of units resold	9,355	3,133	3,636
Losses due to repurchase	$ 1,865	$ 642	$ 494

The Company obtains certain vehicle chassis from automobile manufacturers under converter pool agreements. These agreements generally provide that the manufacturer will supply chassis at the Company's various production facilities under the terms and conditions set forth in the agreement. The manufacturer does not transfer the certificate of origin to the Company and, accordingly, the Company accounts for the chassis as consigned, unrecorded inventory. Chassis are typically converted and delivered to customers within 90 days of delivery. If the chassis is not converted within 90 days of delivery to the Company, the Company purchases the chassis and records the inventory. At July 31, 2005 and July 31, 2004, chassis on hand accounted for as consigned, unrecorded inventory was approximately $22,285 and and $11,555 respectively.

The Company is involved in various litigation generally incidental to normal operations.

J. STOCKHOLDERS' EQUITY

The Company purchased and retired 323,200 shares of Thor's common stock in fiscal 2005 at an average cost of $26.27 per share. This retirement resulted in a reduction of $8,490 in Treasury Stock, $32 in Common Stock, $458 in Additional Paid-In Capital and $8,000 in Retained Earnings in fiscal 2005. In addition, the Company purchased 256,000 shares of Thor Common Stock in fiscal 2005 at a cost of $7,031 and an average cost of $27.46 per share to be held as Treasury shares.

The Company declared a two-for-one common stock split in the second quarter of 2004 that was distributed to shareholders of record as of January 5, 2004. All share and per share amounts have been retroactively adjusted for the effect of the common stock splits.

In the fourth quarter of fiscal 2005 the Company declared a special 25¢ dividend as well as the regular dividend which was raised from 3¢ to 5¢ to be paid in the first quarter of fiscal 2006. These dividends have been accrued for on the Consolidated Balance Sheet in the line item captioned dividends payable.

The Company's officers and key employees have been granted stock options under the Company's 1988 Incentive Stock Option Plan and all options have been exercised. Additionally, on September 16, 1999 the Company's Board of Directors approved the 1999 Stock Option Plan. 2,000,000 shares were authorized under the 1999 Stock Option Plan. Options expire 10 years from the date of grant and are vested evenly over 3 to 4 years from the date of grant.

A summary of option transactions under the Incentive Stock Option Plans is as follows:

	2005		2004		2003	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	792,344	$ 18.07	658,714	$ 9.26	844,712	$ 8.45
Exercised	(110,636)	11.79	(227,370)	7.42	(174,662)	5.37
Canceled	(16,000)	—	(16,000)	—	(11,336)	—
Granted	35,000	30.51	377,000	27.12	—	—
Outstanding at end of year	700,708	$ 19.60	792,344	$ 18.07	658,714	$ 9.26
Exercisable at year-end	426,375	$ 14.48	303,343	$ 9.11	219,160	$ 9.00

Weighted average fair value of options granted was $12.31 and $11.10 in fiscal 2005 and fiscal 2004 respectively as calculated by the Black-Scholes method.

The Company applies Accounting Practices Board Opinion No. 25 and related interpretations in accounting for the 1988 and 1999 Stock Option Plans. Accordingly, no compensation cost has been recognized for this plan.

The following summarizes information about stock options outstanding at July 31, 2005, under the 1999 Stock Option Plan. 669,336 shares are available for grant under the 1999 Plan.

Options Outstanding			Options Exercisable		
Exercise Price	Number Outstanding at July 31, 2005	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at July 31, 2005	Exercise Price
$ 5.00	93,334	5 years	$ 5.00	93,334	$ 5.00
$ 12.86	233,672	7 years	$ 12.86	233,672	$ 12.86
$ 26.91	309,702	8 years	$ 26.91	89,702	$ 26.91
$ 29.64	29,000	9 years	$ 29.64	9,667	$ 29.64
$ 27.40	5,000	9 years	$ 27.40	—	—
$ 31.59	25,000	10 years	$ 31.59	—	—
$ 28.23	5,000	10 years	$ 28.23	—	—

The assumptions used in determining the fair value of options granted during fiscal 2005 and fiscal 2004 are as follows:

	2005	2004
Expected volatility	38%	38 %
Expected life of grant	6 years	6 years
Risk free interest rate	3.90%	3.29 %
Expected dividend rate	.30%	.26%

On September 29, 1997, the Company's board of directors approved a stock award plan which allows for the granting of up to 600,000 shares of restricted stock to selected executives. Restrictions expire 50% after 5 years following the date of issue and the balance after six years. As of July 31, 2005, the Company issued 206,187 shares of restricted stock under this plan and 393,813 shares remain available for issuance. Compensation costs related to this plan were $378 in fiscal 2005, $351 in fiscal 2004 and $271 in fiscal 2003 and are being amortized over the restriction period.

K. JOINT VENTURES

In March 1996, the Company and Cruise America, Inc., an unrelated third party, formed a joint venture, CAT Joint Venture LLC ("CAT"), to make short-term rentals of motorized recreation vehicles to the public. As of July 31, 2005 we were contingently liable for repurchase obligations of CAT inventory in the amount of approximately $12,700. Any losses related to these obligations would be shared equally by the Company and Cruise America. The Company's total investment is $1,301.

In March 1994, the Company and a financial services company formed a joint venture, Thor Credit Corporation (TCC), to finance the sales of recreation vehicles to consumer buyers. Historically, the majority of these financing arrangements were provided to consumers buying recreation vehicles manufactured by unrelated parties. The Company's total investment is $1,498.

These investments are 50% owned and are accounted for using the equity method. The Company's share of the combined earnings for these investments was $640, $446 and $131, in fiscal 2005, 2004 and 2003 respectively, and is included in the other income caption of the Consolidated Statements of Income. Additionally, TCC pays the Company a referral fee based upon the amount of loans generated from Thor dealerships. The Company recognized referral income of $1,859, $1,921 and $1,681 in fiscal 2005, 2004 and 2003 respectively, which is included in the other income caption of the Consolidated Statements of Income.

During fiscal 2005, our Four Winds subsidiary had sales to Cruise America of $57,979 and Cruise America had sales to CAT of $9,521. During fiscal 2004, our Four Winds subsidiary had sales to Cruise America of $48,963 and Cruise America had sales to CAT of $6,299. During fiscal 2003, our Four Winds subsidiary had sales to Cruise America of $26,486 and Cruise America had sales to CAT of $7,049.

L. BUSINESS SEGMENTS

The Company has three reportable segments: 1.) towable recreation vehicles, 2.) motorized recreation vehicles, and 3.) buses. The towable recreation vehicle segment consists of product lines from the following operating companies that have been aggregated: Airstream, Breckenridge, Crossroads, Dutchmen, General Coach Hensall & Oliver, Keystone, Komfort, Thor America and Thor California. The motorized recreation vehicle segment consists of product lines from the following operating companies that have been aggregated: Airstream, Damon, Four Winds and Oliver. The bus segment consists of the following operating companies that have been aggregated: Champion Bus, ElDorado California, ElDorado Kansas and Goshen Coach.

Manufacturing and sales are conducted in the United States and, to a much lesser extent, in Canada. Identifiable assets are those assets used in the operation of each industry segment. Corporate assets primarily consist of cash and cash equivalents, deferred income tax assets, the cash value of Company-owned life insurance and various investments.

	($000)		
	2005	2004	2003
Net sales:			
Recreation vehicles			
Towables	$ 1,742,318	$ 1,433,997	$ 1,126,740
Motorized	566,138	539,010	227,672
Total Recreation Vehicles	2,308,456	1,973,007	1,354,412
Buses	249,895	214,732	216,992
Total	**$ 2,558,351**	**$ 2,187,739**	**$ 1,571,404**
Income before income taxes:			
Recreation vehicles			
Towables	$ 168,574	$ 144,908	$ 110,713
Motorized	24,607	28,064	12,016
Total recreation vehicles	193,181	172,972	122,729
Buses	7,492	9,577	12,306
Corporate	(7,063)	(14,329)	(8,791)
Total	**$ 193,610**	**$ 168,220**	**$ 126,244**
Identifiable assets:			
Recreation vehicles			
Towables	$ 384,292	$ 324,041	$ 268,859
Motorized	126,045	123,607	58,756
Total recreation vehicles	510,337	447,648	327,615
Buses	96,942	65,055	63,227
Corporate	250,600	249,884	218,099
Total	**$ 857,879**	**$ 762,587**	**$ 608,941**
Depreciation and amortization expense:			
Recreation vehicles			
Towables	$ 6,505	$ 4,976	$ 3,818
Motorized	2,672	2,203	1,380
Total recreation vehicles	9,177	7,179	5,198
Buses	1,556	1,238	1,153
Corporate	42	38	35
Total	**$ 10,775**	**$ 8,455**	**$ 6,386**
Capital expenditures:			
Recreation vehicles			
Towables	$ 32,371	$ 17,673	$ 17,531
Motorized	14,562	2,815	5,551
Total recreation vehicles	46,933	20,488	23,082
Buses	683	6,430	3,962
Corporate	54	22	221
Total	**$ 47,670**	**$ 26,940**	**$ 27,265**

M. WARRANTY

Thor provides customers of our product with a warranty covering defects in material or workmanship for periods generally ranging from one to two years, with longer warranties of up to five years on certain structural components. We record a liability based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors we use in estimating the warranty liability include a history of units sold, existing dealer inventory, average cost incurred and a profile of the distribution of warranty expenditures over the warranty period. A significant increase in dealer shop rates, the cost of parts or the frequency of claims could have a material adverse impact on our operating results for the period or periods in which such claims or additional costs materialize. Management believes that the warranty reserves are adequate. However, actual claims incurred could differ from estimates, requiring adjustments to the reserves. Warranty reserves are reviewed and adjusted as necessary on a quarterly basis.

	Year Ended July 31, 2005	Year Ended July 31, 2004	Year Ended July 31, 2003
Beginning Balance	$ 45,829	$ 35,115	$ 25,375
Provision	60,084	53,030	44,787
Payments	(51,940)	(46,041)	(35,047)
Acquisitions	1,145	3,725	—
Ending Balance	**$ 55,118**	**$ 45,829**	**$ 35,115**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Thor Industries, Inc.

We have audited the accompanying consolidated balance sheets of Thor Industries, Inc. and subsidiaries (the "Company") as of July 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended July 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Thor Industries, Inc. and subsidiaries at July 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of July 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 14, 2005, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Dayton, Ohio

October 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Thor Industries, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls Over Financial Reporting, that Thor Industries, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of July 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of July 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended July 31, 2005 of the Company and our report dated October 14, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Dayton, Ohio

October 14, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Report of the Independent Registered Public Accounting Firm. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on our best estimates and judgements.

We maintain a system of internal controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, assets are properly safeguarded and accounted for, and records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, financial reviews and a comprehensive program of periodic audits by the internal auditors. We have also instituted policies and guidelines which require employees to maintain a high level of ethical standards.

In addition, the Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management, the internal auditors and the independent registered public accounting firm to review internal accounting controls, audit results and accounting principles and practices and annually recommends to the Board of Directors the selection of the independent registered public accounting firm.

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under our supervision and with the participation of other key members of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control – Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of July 31, 2005. During its assessment, management did not identify any material weaknesses in our internal control over financial reporting.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has issued an unqualified attestation report on management's assessment of internal control over financial reporting.

(Signed) /S/ Wade F.B. Thompson
Wade F. B. Thompson
Chairman, President, and Chief Executive Officer

Date October 14, 2005

(Signed) /S/ Walter L. Bennett
Walter L. Bennett
Executive Vice President and Chief Financial Officer

Date October 14, 2005

DIRECTORS

Wade F. B. Thompson
Chairman, President and Chief Executive Officer

Peter B. Orthwein
Vice Chairman and Treasurer

Neil D. Chrisman
Managing Director (retired) J. P. Morgan & Co.

H. Coleman Davis, III
Chairman, Keystone

Alan Siegel, Esq.
Partner, Akin Gump Strauss Hauer & Feld, LLP, Attorneys-at-Law

Jan H. Suwinski
Professor, Business Operations, Graduate School of Management, Cornell University

Geoffrey A. Thompson
Private Investor

William C. Tomson
Vice Chairman, Board Member, Inc.

OFFICERS

Wade F. B. Thompson
Chairman, President and Chief Executive Officer

Peter B. Orthwein
Vice Chairman and Treasurer

Walter L. Bennett
Executive Vice President, Secretary, and Chief Financial Officer

Richard E. Riegel, III
Group President

Ted J. Bartus
Vice President, Purchasing

Michael W. Stout
Vice President

SENIOR OPERATING MANAGEMENT

Recreation Vehicles

Manuel A. Caravia
President, Komfort

H. Coleman Davis, III
Chairman, Keystone

Daniel L. Dimich
President, General Coach, BC

Roger W. Faulkner
Vice President, General Coach, ON

Ronald J. Fenech
President, Keystone

William C. Fenech
President, Damon

Richard W. Florea
President, Dutchmen

Gary L. Groom
Chairman, Damon

Tim J. Howard
President, Breckenridge

Lawrence J. Huttle
Chairman, Airstream

Jeffery L. Kime
President, Four Winds

Mark R. Lucas
General Manager, Crossroads

Thomas J. Powell
Chairman, Thor California

Robert N. Thompson
President, Thor California

Robert H. Wheeler, III
President, Airstream

Buses

Andrew Imanse
President, Thor Bus

Sheldon E. Walle
Senior Vice President, ElDorado National, KS

Anthony W. Wayne
Vice President, ElDorado National, CA

John A. Resnik
Vice President, Champion Bus

Dan J. Daniels
General Manager, Goshen Coach

THO LISTED NYSE

THOR IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL THO.
TRANSFER AGENT AND REGISTRAR: Computershare Investor Services

The use of recycled paper in this annual report and our product brochures is part of Thor's effort to minimize waste, conserve our resources and reduce litter. Providing our customers with safe, fuel-efficient recreation vehicles and buses is another major objective. It's our way of demonstrating we are the industry leader in preserving our nation's environment.

THO
LISTED
NYSE

THOR
INDUSTRIES, INC.
419 West Pike Street • PO Box 629 • Jackson Center, OH 45334-0629 • (937) 596-6849
www.thorindustries.com